

_By Electronic Mail_

March 31, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:    Innovator ETFs Trust
       Issuer CIK:        0001415726
       Issuer File Number:     811-22135/333-146827
       Form Type:      8-A12B
       Filing Date:      March 31, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated March 15, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Innovator Premium Income 10 Barrier ETF – April (APRD)
- Innovator Premium Income 20 Barrier ETF – April (APRH)
- Innovator Premium Income 30 Barrier ETF – April (APRJ)
- Innovator Premium Income 40 Barrier ETF – April (APRQ)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended.  If there are any questions, please call me at (646) 856-8722.  Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Analyst, Listing Qualifications